

Mail Stop 3561

March 29, 2016

Mr. Ying Wai Leung
Chief Executive Officer
Birdbill, Inc.
Room 1715, 17/F, Pacific Trade Centre
2 Kai Hing Road
Kowloon Bay, Kowloon, Hong Kong

>   **Re: Birdbill, Inc.**
>   **Amendment No. 3 to Registration Statement on Form S-1**
>   **Filed March 11, 2016**
>   **File No. 333-205792**

Dear Mr. Leung:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 16, 2016 letter.

Prospectus Cover Page

1. Please revise your disclosures here and throughout your prospectus to reflect the net proceeds that you may receive upon selling 100%, 75%, 50%, and 25% of the offered shares. In this regard, we note that your estimates here and in the Prospectus Summary are inconsistent with the net totals in Use of Proceeds.

<u>Directors, Executive Officers and Corporate Governance</u>

<u>Background of Directors and Executive Officers, page 23</u>

2. We have reviewed your response to comment 6. Please revise your disclosures to comply with Item 401 of Regulation S-K, including but not limited to the ages and employment histories for all three of your directors. For example, we note you have removed the ages of the three directors and your disclosures regarding Mr. Yau's directorships do not detail his employment history.

<u>Item 16. Exhibits and Financial Statement Schedules</u>

3. Please revise your exhibit table to list all exhibits included with this registration statement, including Exhibits 10.3 and 10.4.

<u>Signatures</u>

4. We have reviewed your response to comment 8. Please refer to the Signatures section of Form S-1 and include <u>both</u> of the required statements and the signatures on behalf of the company and individuals as instructed in Form S-1.

Please contact Dean Brazier, Staff Attorney, at 202-551-3832 or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara Ransom
Assistant Director
Office of Consumer Products

cc: Callie Jones, Counsel